CTS CORPORATION


                          UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                               1996

                            FORM 10-K

                          ANNUAL REPORT





                               CTS



 UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                            Form 10-K
(Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
          For Fiscal Year Ended December 31, 1996

                                OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          Commission File Number:  1-4639

                          CTS CORPORATION
      (Exact name of registrant as specified in its charter)

           Indiana                            35-0225010
(State or other jurisdiction of         (IRS Employer Identifi-
incorporation or organization)          cation Number)

905 West Boulevard North, Elkhart, Indiana             46514
 (Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code:  219-293-7511
     Web site address: http://www.ctscorp.com

Securities registered pursuant to Section 12(b) of the Act:

                                        Name of Each Exchange
     Title of Each Class                 on Which Registered

Common stock, without par value         New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant has: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                     Yes    X          No

Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
                                                       X
There were 5,226,496 shares of Common Stock, without par value, outstanding on March 7, 1997.

The aggregate market value of the voting stock held by non-affiliates of CTS Corporation was approximately $132.5 million on March 7, 1997.

               DOCUMENTS INCORPORATED BY REFERENCE


     (1) Portions of the CTS Corporation 1996 Annual Report for the fiscal year ended December 31, 1996, incorporated by reference in Part I and
          Part II.

     (2) Portions of the 1997 Proxy Statement for annual meeting of share-holders to be held on April 25, 1997, incorporated by reference in
          Part III.

     (3) Certain portions of the CTS Corporation Form 10-K for the 1987 fiscal year ended January 3, 1988, incorporated by reference in Part IV.

     (4) Certain portions of Registration Statement No. 33-27749, effective March 23, 1989, incorporated by reference in Part IV.

     (5) Certain portions of the 1989 Proxy Statement for annual meeting of shareholders held April 28, 1989, incorporated by reference in Part IV.

     (6) Certain portions of the CTS Corporation Form 10-K for the 1989 fiscal year ended December 31, 1989, incorporated by reference in Part IV.

     (7) Certain portions of the CTS Corporation Form 10-K for the 1991 fiscal year ended December 31, 1991, incorporated by reference in Part IV.

     (8) Certain portions of the CTS Corporation Form 10-K for the 1992 fiscal year ended December 31, 1992, incorporated by reference in Part IV.

     (9) Certain portions of the CTS Corporation Form 10-K for the 1994 fiscal year ended December 31, 1994, incorporated by reference in Part IV.


                 EXHIBIT INDEX -- PAGES 17 AND 18

                              Part I


Item 1.   Business

         INTRODUCTION AND GENERAL DEVELOPMENT OF BUSINESS

The registrant, CTS Corporation (CTS or Company), is an Indiana corporation incorporated in 1929 as a successor to a company started in 1896. CTS' principal executive offices are located at 905 West Boulevard North, Elkhart, Indiana, 46514, telephone number
(219) 293-7511.

CTS designs, manufactures and sells electronic components. The engineering and manufacturing of CTS products is performed at 16 facilities worldwide. CTS products are sold through sales engineers, sales representatives, agents and distributors.

In March 1987, a settlement was announced between CTS and Dynamics Corporation of America (DCA), terminating the sale process of the Company and resolving all disputes between CTS and DCA. Subsequently, the United States Supreme Court held that the Control Share Acquisition Chapter of the Indiana Business Corporation Law was constitutional. As a result of the Court's decision, the issue of voting rights of 1,020,000 shares of CTS common stock acquired by DCA in 1986 was submitted to a vote of CTS shareholders at the 1987 annual meeting. The affirmative vote of the majority of all shares eligible to vote was necessary to grant voting rights. DCA was not eligible to vote on the issue. The shareholders voted not to grant voting rights to DCA on these shares. The Court's decision did not have an impact on the voting rights in additional shares of CTS common stock previously or subsequently acquired by DCA. In May 1988, the settlement agreement expired pursuant to its terms. At the end of 1996, DCA owned 2,303,100 shares (44.1%) of CTS common stock, including the 1,020,000 shares which were not granted voting authority.

In January 1990, the Company formally announced the closing of its Switch Division located in Paso Robles, California. The Paso Robles manufacturing operations were relocated to the Company's facilities in Taiwan and Bentonville, Arkansas. During 1992, the Company completed the sale of the Paso Robles manufacturing plant and most of the associated real estate for $1.9 million. A pretax gain of $0.9 million was realized from the sale. The manufacturing operations for certain variable resistor and selector switch products, which formerly were performed in Elkhart, Indiana, were also transferred to Bentonville in 1990, to take advantage of any efficiencies to be gained in consolidating such operations in Bentonville. The buildings located in Elkhart which housed the plastics molding and element production were vacated, with these manufacturing operations being consolidated into the main Elkhart plant.

CTS announced in July 1990 that its facility near Glasgow, Scotland, would be expanded in order to manufacture and sell additional electronic component products in Europe. The total capital investment has been approximately $13 million as of December 31, 1996. Automotive throttle position sensors and precision and clock oscillators were added to the product lines already manufactured in Scotland. The decision to expand the Scottish facility was based on several factors, including the excellent business climate and skills base in Scotland and the anticipated full participation of the United Kingdom in the European Economic Community. The expansion of the Scotland facility represents a major effort by CTS to serve the large and rapidly growing European market on a direct basis.

In November 1991, construction was completed on a 53,000 square foot manufacturing facility in Bangkok, Thailand. During 1992, the Company idled operations at this facility. During 1994, a three-year lease was finalized with an international computer peripheral manufacturer for this property. In early 1997, this lease was extended to March 31, 1999. The annual rental amount is approximately U.S. $355,000.

Also during 1991, the Company significantly reduced the operating activities at its Brownsville, Texas, facility and plans to sell this property. A portion of the Brownsville facility is currently under a leasing arrangement which expires in 1999, at an annual rental amount of approximately $60,000.

The manufacturing space owned by CTS in Hong Kong, which consisted of two floors in a multi-story building, was sold in March 1991. One floor was leased back by CTS for the continuation of its manufacturing operations in Hong Kong. During 1992, the Company terminated this lease and discontinued its manufacturing operations in Hong Kong. However, the Company maintains a sales office in Hong Kong.

During 1994, the Company purchased the assets of AT&T Microelectronics' light emitting diode based optic data link products business. The transaction also included sales contracts, backlog, intellectual property, trademarks, and the design and manufacturing technology. These products are manufactured in the Microelectronics West Lafayette, Indiana, facility.

The manufacturing space owned by CTS in Singapore consists of four floors in a multi-story building. The current manufacturing requirements require three of the four floors, leaving one level available for lease. During 1995, a lease for an initial term of two years with a two-year renewal option was finalized with an international semiconductor manufacturer for one floor of the Singapore facility. The annual rental amount is approximately U.S. $800,000.

During 1996, the Company sold property in New Hope, Minnesota, for $550,000 in cash and a promissory note. The Company recognized a pretax gain of $35,000.

            FINANCIAL INFORMATION ON INDUSTRY SEGMENTS

All of the Company's products are considered one industry segment. Sales to unaffiliated customers, operating earnings and identifiable assets, by geographic area, are contained in "Note G - Business Segment and Non-U.S. Operations," page 22, of the CTS Corporation 1996 Annual Report, and is incorporated herein by reference.


              PRINCIPAL BUSINESS AND PRODUCTS OF CTS

CTS is primarily in the business of designing, manufacturing and selling a broad line of electronic components principally serving the electronic needs of original equipment manufacturers (OEMs).

The Company sells classes of similar products consisting of the following:

     Automotive control devices    Insulated metal circuits
     Fiber-optic transceivers      Interconnect products
     Flex cable assemblies         Loudspeakers
     Frequency control devices     Resistor networks
     Hybrid microcircuits          Switches
     Industrial electronics        Variable resistors

Most products within these product classes are manufactured by CTS from purchased raw materials or subassemblies. Some products sold by CTS are purchased and resold under the Company's name.

During the past three years, six classes of similar product lines accounted for 10% or more of consolidated revenue during one or more years, as follows:

                                 Percent of Consolidated Revenue
Class of Similar Products          1996      1995     1994

Automotive control devices          30        29       30
Interconnect products               20        14       17
Frequency control devices           13        16       15
Resistor networks                   12        12       11
Hybrid microcircuits                 5         8       10
Other                               20        21       17

Total                              100%      100%    100%





                             MARKETS

CTS estimates that its products have been sold in the following electronics OEM and distribution markets and in the following percentages during the preceding three fiscal years:

                                 Percent of Consolidated Revenue
Markets                            1996      1995      1994

Automotive                          34        36        38
Computer Equipment                  21        19        17
Communications Equipment            20        18        17
Instruments and Controls            11        10         9
Defense and Aerospace                7         8        11
Distribution                         6         6         5
Consumer Electronics                 1         3         3

   Total                           100%      100%      100%

Products for the automotive market include throttle position sensors, exhaust gas recirculation sensors, other automotive application sensors, resistor networks, variable resistors, and loudspeakers for automotive entertainment systems.

Products for the computer equipment market include flex cable assemblies, backpanels, resistor networks, switches, frequency control devices, fiber-optic transceivers and insulated metal circuits. Products for this market are principally used in computers and computer peripheral equipment.

In the communications equipment market, CTS products include backpanels, frequency control devices, hybrid microcircuits, fiber-optic transceivers, switches, resistor networks and insulated metal circuits. Products for this market are principally used in telephone equipment and in telephone switching systems.

Products for the instruments and controls market include resistor networks, hybrid microcircuits, variable resistors and switches.
Principal end uses are medical electronic devices and electronic testing, measuring and servicing instruments.

CTS products for the defense and aerospace market, usually procured through government contractors or subcontractors, are electronic connectors, hybrid microcircuits, frequency control devices, programmable key storage devices and backpanels.

In the distribution market, CTS' primary products include switches, resistor networks and frequency control devices. In this market, standard CTS products are sold for a wide variety of applications.

Products for the consumer electronics market, primarily variable resistors and switches, are principally used in home entertainment equipment and appliances.


                    MARKETING AND DISTRIBUTION

Sales of CTS electronic components to original equipment manufacturers are principally by CTS sales engineers and manufacturers' representatives. CTS maintains sales offices in Elkhart, Indiana; Detroit, Michigan; and in the United Kingdom, Hong Kong, Taiwan and Japan. Various regions of the United States are serviced by sales engineers working out of their homes. The sale of electronic components is relatively integrated such that most of the product lines of CTS are sold through the same field sales force. Approximately 40% of net sales in 1996 were attributable to coverage by CTS sales engineers.

Generally, CTS sales engineers service the Company's largest customers with application specific products. CTS sales engineers work closely with major customers in determining customer require-ments and in designing CTS products to be provided to such customers.

CTS uses the services of independent sales representatives and distributors in the United States and other countries for customers not serviced by CTS sales engineers. Sales representatives receive commissions from CTS. During 1996, about 54% of net sales were at-tributable to coverage by sales representatives. Independent distributors purchase products from CTS for resale to customers.
In 1996, independent distributors accounted for about 6% of net sales.


                          RAW MATERIALS

Generally, CTS' major raw materials are steel, copper, brass, certain precious metals, resistive and conductive inks, passive components and semiconductors, used in several CTS products; ceramic materials used particularly in resistor networks and hybrid microcircuits; synthetic quartz used in frequency control devices; and laminate material used in printed circuit boards. These raw materials are purchased from several vendors, and except for certain semiconductors, CTS does not believe that it is dependent on one or on a very few vendors. In 1996, all of these materials were available in adequate quantities to meet CTS' production demands.

The Company does not presently anticipate any raw material short-ages which would significantly affect production. However, the lead times between the placement of orders for certain raw mater-ials and actual delivery to CTS may vary significantly, and the Company may from time to time be required to order raw materials in quantities and at prices less than optimal to compensate for the variability of lead times for delivery.

Precious metals prices have a significant effect on the manufactur-ing cost and selling prices of many CTS products, particularly some switches, interconnect products, resistor networks and hybrid microcircuits. CTS has continuing programs to reduce the precious metals content of several products, when consistent with customer specifications.


                         WORKING CAPITAL

CTS does not usually buy inventories or manufacture products without actual or reasonably anticipated customer orders, except for some standard, off-the-shelf distributor products. The Company is not generally required to carry significant amounts of inven-tories to meet rapid delivery requirements because most customer orders are for custom products. CTS has entered into "just-in-time" arrangements with certain major customers in order to meet customers' just-in-time delivery needs.

CTS carries raw materials, including certain semiconductors, and certain work-in-process and finished goods inventories which are unique to a particular customer or to a small number of customers, and in the event of reductions in or cancellations of orders, some inventories are not useable or cannot be returned to vendors for credit. CTS generally imposes charges for the reduction or cancellation of orders by customers, and these charges are usually sufficient to cover the financial exposure of CTS to inventories which are unique to a customer. CTS does not customarily grant special return privileges or payment privileges to customers, although CTS' distributor program permits certain returns. CTS' working capital requirements are generally cyclical but not seasonal.

Working capital requirements are generally dependent on the overall business level. During 1996, working capital increased significantly to $86.8 million, primarily because cash increased and notes payable were paid off. During 1996, cash increased primarily as a result of the higher level of earnings. Cash represents a significant part of the Company's working capital. Cash of various non-U.S. subsidiaries was held in U.S.-denominated cash equivalents at December 31, 1996. The cash, other than approximately $4.8 million, is generally available to the parent Company. During 1996, the other changes in working capital were primarily a result of the higher business activity level.


                 PATENTS, TRADEMARKS AND LICENSES

CTS maintains a program of obtaining and protecting U.S. and non-U.S. patents and trademarks. CTS believes that the success of its business is not materially dependent on the existence or duration of any patent, group of patents or trademarks.

CTS licenses the manufacture of several electronic products to companies in the United States and non-U.S. countries. In 1996, license and royalty income was less than 1% of net sales. CTS believes that the success of its business is not materially dependent upon any licensing arrangement where CTS is either the licensor or licensee.


                         MAJOR CUSTOMERS

CTS' 15 largest customers represented about 62%, 61% and 62% of net sales in 1996, 1995 and 1994, respectively.

Of the net sales to unaffiliated customers, approximately $49.1 million, $54.9 million and $49.4 million were derived from sales to a major manufacturer of automobiles in 1996, 1995 and 1994, respectively. CTS is dependent upon this and other customers for a significant percentage of its sales and profits, and the loss of one or more of these customers or reduction of orders by one or more of these customers could have a materially adverse effect upon the Company.


                        BACKLOG OF ORDERS

Backlog of orders does not necessarily provide an accurate indica-tion of present or future business levels for CTS. For many electronic components, the period between receipt of orders and delivery is relatively short. For large orders from major customers that may constitute backlog over an extended period of time, production scheduling and delivery are subject to change or cancellation by the customers on relatively short notice. At the end of 1996, the Company's backlog of orders was $85.5 million, compared with $85.3 million at the end of 1995.

The backlog of orders at the end of 1996 will generally be filled during the 1997 fiscal year.


                       GOVERNMENT CONTRACTS

CTS believes that about 7% of its net sales are associated with purchases by the U.S. Government or non-U.S. governments, principally for defense and aerospace applications. Because most CTS products procured through government contractors and subcontractors are for military end uses, the level of defense and aerospace market sales by CTS is dependent upon government budgeting and funding of programs utilizing electronic systems.

Almost all CTS sales involving government purchases are to primary government contractors or subcontractors. CTS is usually subject to contract provisions permitting termination of the contract, usually with penalties payable by the government; maintenance of specified accounting procedures; limitations on and renegotiations of profits; priority production scheduling; and possible penalties or fines against CTS for late delivery or substandard quality. Such contract provisions have not previously resulted in material uncertainties or disruptions for CTS.


                           COMPETITION

CTS competes with many domestic and non-U.S. manufacturers prin-cipally on the basis of product features, price, technology, quality, reliability, delivery and service. Most product lines of CTS encounter significant competition. The number of significant competitors varies from product line to product line. No single competitor competes with CTS in every product line, but many com-petitors are larger and more diversified than CTS. Some com-petitors are divisions or affiliates of customers. CTS is subject to competitive risks inherent to the electronics industry such as shorter product life cycles and technical obsolescence.

Some customers have reduced or plan to reduce the number of suppliers while increasing the volume of purchases from independent suppliers. Most customers are demanding higher quality, reliability and delivery standards from CTS as well as competitors. These trends may create opportunities for CTS while also increasing the risk of loss of business to competitors.

The Company believes that it competes most successfully in custom products manufactured to meet specific applications of major original equipment manufacturers.

CTS believes that it has some advantages over certain competitors because of its ability to apply a broad range of technologies and materials capabilities to develop products for the special require-ments of customers. CTS also believes that it has an advantage over some competitors in its capability to sell a broad range of products manufactured to relatively consistent standards of quality and delivery. CTS believes that the relative breadth of its product lines and relative consistency in quality and delivery across product lines is an advantage to CTS in selling products to customers.

CTS believes that it is one of the largest manufacturers of automotive throttle position sensors.


        FINANCIAL INFORMATION ABOUT NON-U.S. AND DOMESTIC
                   OPERATIONS AND EXPORT SALES

Information about revenue from sales to unaffiliated customers, operating earnings and identifiable assets, by geographic area, is contained in "Note G - Business Segment and Non-U.S. Operations," page 22, of the CTS Corporation 1996 Annual Report, and is incorporated herein by reference.

In 1996, approximately 40% of net sales to unaffiliated customers, after eliminations, were attributable to non-U.S. operations. This represents an increase from 35% of net sales attributable to non-U.S. operations in 1995. About 33% of total CTS assets, after eliminations, are non-U.S. Except for cash and equivalents, a substantial portion of these assets cannot readily be liquidated.
CTS believes that the business risks attendant to its present non-U.S. operations, though substantial, are normal risks for non-U.S. businesses, including expropriation, currency controls and changes in currency exchange rates and government regulations.


               RESEARCH AND DEVELOPMENT ACTIVITIES

In 1996, 1995 and 1994, CTS expended $10.7, $8.0 and $6.2 million, respectively, for research and development. Most CTS research and development activities relate to new product and process develop-ments or the improvement of product materials. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers.

During 1996, the Company did not enter into any new, significant product lines, but continued to introduce additional versions of existing products in response to present and future customer requirements.


                  ENVIRONMENTAL PROTECTION LAWS

In complying with federal, state and local environmental protection laws, CTS has modified certain manufacturing processes and expects to continue to make additional modifications. Such modifications that have been performed have not materially affected the capital expenditures, earnings or competitive position of CTS.

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following:
1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

There are claims against the Company with respect to environmental matters which the Company contests. In the opinion of management, based upon presently available information, either adequate provision for potential costs has been made, or the costs which ultimately might result will not materially affect the consolidated financial position or results of operations of the Company.


                            EMPLOYEES

CTS employed an average of 3,815 persons during 1996. About 39% of these persons were employed outside the United States at the end of 1996. Approximately 390 employees in the United States were covered by collective bargaining agreements as of December 31, 1996. One of the two collective bargaining agreements covering these employees will expire in 1999. The other agreement will expire in 2000.


Item 2.   Properties

CTS operations or facilities are at the following locations. The owned properties are not subject to material liens or encumbrances.

Location                                            Expires

Elkhart, IN                        521,813   Owned     -
Berne, IN                          248,726   Owned     -
Singapore                          158,926   Owned*    -
Kaohsiung, Taiwan                  132,887   Owned*    -
Streetsville,
Ontario, Canada                    111,740   Owned     -
West Lafayette, IN                 105,983   Owned     -
Sandwich, IL                        94,173   Owned     -
Brownsville, TX                     84,679   Owned     -
Bentonville, AR                     72,000   Owned     -
Glasgow, Scotland                   75,000   Owned     -
New Hope, MN                        55,000   Leased    December
(Science Center Dr.)                                   1998
Bangkok, Thailand                   53,000   Owned     -
Matamoros, Mexico                   50,590   Owned*    -
Baldwin, WI                         39,050   Owned     -
Cokato, MN                          36,000   Owned     -
Burlington, WI                       5,000   Leased    April
                                                       1997

   TOTAL                         1,844,567

 * Buildings are located on land leased under renewable leases.

The Company is currently seeking to sell some, or all, of the Brownsville, Texas, manufacturing building. A portion of the Brownsville facility is currently under a leasing arrangement which expires in 1999. The annual rental income is approximately $60,000. Also, a portion of the New Hope, Minnesota, facility is currently under a sublease arrangement, which expires in 1998. The annual rental income is approximately $90,000.

In 1994, the Company entered into a three-year lease of the Bangkok, Thailand, property. In early 1997, this lease was extended to March 31, 1999. The annual rental amount is approximately U.S. $355,000.

During 1995, a lease for an initial term of two years with a two-year renewal option was finalized with an international semiconductor manufacturer for one floor of the Singapore facility. The annual rental amount is approximately U.S. $800,000.

The Company regularly assesses the adequacy of its manufacturing facilities for manufacturing capacity, available labor and location to the markets and major customers for the Company's products. CTS also reviews the operating costs of its facilities and may from time to time relocate facilities or certain manufacturing activities in order to achieve operating cost reductions and improved asset utilization and cash flow.


Item 3.   Legal Proceedings

Contested claims involving various matters, including environmental claims brought by government agencies, are being litigated by CTS, both in legal and administrative forums. In the opinion of management, based upon currently available information, adequate provision for potential costs has been made, or the costs which might ultimately result from such litigation or administrative proceedings will not materially affect the consolidated financial position of the Company or the results of operations.


Item 4.   Submission of Matters to a Vote of Security Holders

During the fourth quarter of 1996, no issue was submitted to a vote of CTS shareholders.

                             PART II


Item 5.   Market for the Registrant's Common Equity and Related
          Shareholder Matters

The principal market for CTS common stock is the New York Stock Exchange. Information relative to the high and low trading prices for CTS Common Stock for each quarter of the past two years and the frequency and amount of dividends declared during the previous two years can be located in "Shareholder Information," page 10, of the CTS Corporation 1996 Annual Report, incorporated herein by reference. On March 7, 1997, there were approximately 977 holders of record of CTS common stock.

The Company intends to continue a policy of considering dividends on a quarterly basis. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditure and other investment requirements, the financial condition of CTS and such other factors as the Board of Directors deems relevant.


Item 6.   Selected Financial Data

A summary of selected financial data for CTS, for each of the previous five fiscal years, is contained in the "Five-Year
Summary," page 11, of the CTS Corporation 1996 Annual Report, incorporated herein by reference.

Certain divestitures and closures of businesses and certain accounting changes affect the comparability of information con-tained in the "Five-Year Summary."


Item 7.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations

Information about liquidity, capital resources and results of operations, for the three previous fiscal years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (1994-1996)," pages 25-27, of the CTS Corporation 1996 Annual Report, incorporated herein by reference.


Item 8.   Financial Statements and Supplementary Data

Consolidated financial statements, meeting the requirements of Regulation S-X, and the Report of Independent Accountants, are contained in pages 12-24 of the CTS Corporation 1996 Annual Report, incorporated herein by reference. Quarterly per share financial data is provided in "Shareholder Information," under the subheadings, "Quarterly Results of Operations" and "Per Share Data," on page 10 of the CTS Corporation 1996 Annual Report, and is incorporated herein by reference.


Item 9.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure

There were no disagreements.

                             PART III


Item 10.   Directors and Executive Officers of the Registrant

Information responsive to Items 401(a) and 401(e) of Regulation S-K pertaining to directors of CTS is contained in the 1997 Proxy
Statement under the caption "Election of Directors," pages 5-6, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

Information responsive to Item 405 of Regulation S-K pertaining to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in the 1997 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," page 7, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

The individuals listed were elected as executive officers of CTS at the annual meeting of the Board of Directors on April 26, 1996, and are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled on April 25, 1997, at which time the election of officers will be considered again by the Board of Directors.

Name                     Age       Position and Offices

Joseph P. Walker         58        Director, Chairman,
                                   President and Chief
                                   Executive Officer
Philip T. Christ         65        Group Vice President
Stanley J. Aris          56        Vice President Finance and
                                   Chief Financial Officer
Jeannine M. Davis        48        Vice President, Secretary
                                   and General Counsel
James L. Cummins         41        Vice President Human Resources
James N. Hufford         57        Vice President Research,
                                   Development and Engineering
Donald R. Schroeder      48        Vice President Sales and
                                   Marketing
George T. Newhart        54        Corporate Controller
Gary N. Hoipkemier       42        Treasurer

Joseph P. Walker has served as Chairman of the Board, President and Chief Executive Officer of CTS since 1988. Mr. Walker is a
Director of NBD Bank, N.A.

Philip T. Christ has served as Group Vice President since 1990.

Stanley J. Aris has served as Vice President Finance and Chief
Financial Officer since 1992. Prior to joining CTS, Mr. Aris worked for two years as a business consultant.

Jeannine M. Davis has served as Vice President, Secretary and General Counsel since 1988.

James L. Cummins was elected Vice President Human Resources on
February 25, 1994. Prior to this appointment, he served as Director, Human Resources, CTS Corporation from 1991-1994.

James N. Hufford was elected Vice President Research, Development and Engineering on February 17, 1995. During the four years prior to this appointment, Mr. Hufford served as Manager and then
Director of Corporate Research, Development and Engineering for the
Corporation.

Donald R. Schroeder was elected Vice President Sales and Marketing on February 17, 1995. During the six years prior to this appointment, Mr. Schroeder served as Business Development Manager for innovative and new technology for the CTS Microelectronics business unit in West Lafayette, Indiana.

George T. Newhart has served as Corporate Controller since 1989.

Gary N. Hoipkemier has served as Treasurer since 1989.


Item 11.   Executive Compensation

Information responsive to Item 402 of Regulation S-K pertaining to management remuneration is contained in the 1997 Proxy Statement in the captions "Executive Compensation," pages 8-9 and "Director Compensation," pages 13-14, filed with the Securities and Exchange Commission, and is incorporated herein by reference.


Item 12.   Security Ownership of Certain Beneficial Owners and
           Management

Information responsive to Item 403 of Regulation S-K pertaining to security ownership of certain beneficial owners and management is contained in the 1997 Proxy Statement in the caption "Securities Beneficially Owned by Principal Shareholders and Management," pages 3-5, filed with the Securities and Exchange Commission, and is incorporated herein by reference.


Item 13.   Certain Relationships and Related Transactions

Dynamics Corporation of America (DCA) owned 2,303,100 (44.1%) of the Company's outstanding common stock as of December 31, 1996.
CTS purchased products from DCA totaling $157,000 in 1996, $143,000 in 1995 and $233,000 in 1994, principally consisting of certain component parts used by CTS in the manufacture of frequency control
devices.   CTS had no sales to DCA in 1996, and minimal sales in
1995 and 1994.

                             PART IV


Item 14.  Exhibits, Financial Statement Schedules and Reports on
          Form 8-K


(a) (1) and (2)

The list of financial statements and financial statement schedules required by Item 14(a)(1) and (2) is contained on page S-1 herein.


(a) (3)   Exhibits

     (3)(a)    Articles of Incorporation, as amended April 16,
               1973, previously filed as exhibit (3)(a) to the Company's Form 10-K for 1987, and incorporated herein by reference.

     (3)(b) Bylaws, as amended and effective June 25, 1992, previously filed as exhibit (3)(b) to the Company's Form 10-K for 1992, and incorporated herein by reference.

     (10)(a) Employment agreement dated June 24, 1994, between CTS and Joseph P. Walker, previously filed as exhibit (10)(a) to the Company's Form 10-K for 1994, and incorporated herein by reference.

     (10)(b) Prototype indemnification agreement, with Lawrence J. Ciancia, Patrick J. Dorme, Gerald H. Frieling, Jr., Andrew Lozyniak, Joseph P. Walker, Philip T. Christ, Jeannine M. Davis, George T. Newhart and Gary N. Hoipkemier, filed as exhibit
               (10)(b) to the Company's Form 10-K for 1991, and incorporated herein by reference.

     (10)(c)   CTS Corporation 1982 Stock Option Plan, as amended
               February 24, 1989, was previously filed as exhibit
               (10)(d) to the Company's Form 10-K for 1989, and is incorporated herein by reference.

     (10)(d) CTS Corporation 1986 Stock Option Plan, approved by the shareholders at the reconvened annual meeting on May 30, 1986. The CTS Corporation 1986 Stock Option Plan is contained in Exhibit 4 to Registration Statement No. 33-27749, effective March 23, 1989, and is incorporated herein by reference.

     (10)(e) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, as adopted by the CTS Board of Directors on December 16, 1988, and approved by shareholders at the 1989 annual meeting of shareholders on April 28, 1989. The CTS Corporation 1988 Restricted Stock and Cash Bonus Plan is contained in Appendix A, pages 11-15, of the 1989 Proxy Statement for the annual meeting of shareholders held April 28, 1989, under the caption "CTS Corporation 1988 Restricted Stock and Cash Bonus Plan," previously filed with the Securities and Exchange Commission, and is incorporated herein by reference.

     (10)(f) CTS Corporation 1996 Stock Option Plan, approved by the shareholders at the annual meeting on April 26, 1996. The CTS Corporation 1996 Stock Option Plan is contained in Exhibit 4 to Registration Statement No. 333-5730, effective October 3, 1996, and is incorporated herein by reference.

     (10)(g)   Prototype indemnification agreement, with Stanley
               J. Aris, James L. Cummins, James N. Hufford and
               Donald R. Schroeder, filed as exhibit (10)(g) to the Company's Form 10-K for 1995.

     (13)      CTS Corporation 1996 Annual Report.

     (21)      Subsidiaries of CTS Corporation.

     (23) Consent of Price Waterhouse to incorporation by reference of this Annual Report on Form 10-K for the fiscal year 1996 to Registration Statement 33-27749 on Form S-8 and Registration Statement 333-5730.


     Indemnification Undertaking

     For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 33-27749 (filed March 23, 1989)and 333-5730 (filed
     October 3, 1996):

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  March 20, 1997                            By  /S/ Stanley J. Aris
                                                   Stanley J. Aris,
                                                   Vice President Finance
                                                   and Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date     March 20, 1997                         By /S/ Lawrence J. Ciancia
                                                   Lawrence J. Ciancia,
                                                   Director

Date     March 20, 1997                         By /S/ Patrick J. Dorme
                                                   Patrick J. Dorme,
                                                   Director

Date     March 20, 1997                         By /S/ Gerald H. Frieling, Jr.
                                                   Gerald H. Frieling, Jr.,
                                                   Director

Date     March 20, 1997                         By /S/ Andrew Lozyniak
                                                   Andrew Lozyniak,
                                                   Director

Date     March 20, 1997                         By /S/ Joseph P. Walker
                                                   Joseph P. Walker,
                                                   Director

Date     March 20, 1997                         By /S/ George T. Newhart
                                                   George T. Newhart,
                                                   Corporate Controller
                                                   and principal accounting
                                                   officer

Date     March 20, 1997                         By /S/ Jeannine M. Davis
                                                   Jeannine M. Davis,
                                                   Vice President, Secretary
                                                   and General Counsel

                    ANNUAL REPORT ON FORM 10-K

              ITEM 14(a) (1) AND (2) AND ITEM 14(d)


  LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                  FINANCIAL STATEMENT SCHEDULES

                   YEAR ENDED DECEMBER 31, 1996


                 CTS CORPORATION AND SUBSIDIARIES

                         ELKHART, INDIANA

        FORM 10-K - ITEM 14(a) (1) AND (2) AND ITEM 14 (d)

                 CTS CORPORATION AND SUBSIDIARIES

  LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


The following consolidated financial statements of CTS Corporation and subsidiaries included in the annual report of the registrant to its shareholders for the year ended December 31, 1996, are incorpo-rated by reference in Item 8:

         Consolidated balance sheets - December 31, 1996, and
         December 31, 1995

         Consolidated statements of earnings - Years ended
         December 31, 1996, December 31, 1995, and December 31, 1994

         Consolidated statements of shareholders' equity - Years ended December 31, 1996, December 31, 1995, and December 31, 1994

         Consolidated statements of cash flows - Years ended
         December 31, 1996, December 31, 1995, and December 31, 1994

         Notes to consolidated financial statements

The following consolidated financial statement schedules of CTS
Corporation and subsidiaries, are included in item 14(d):

                                                            Page

         Schedule II - Valuation and qualifying accounts     S-3

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are inapplicable, not required or the information is included in the consolidated financial state-ments or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

ON FINANCIAL STATEMENT SCHEDULE



To the Board of Directors
of CTS Corporation


Our audits of the consolidated financial statements referred to in our report dated January 27, 1997, appearing on page 24 of the CTS Corporation 1996 Annual Report (which report and consolidated financial statements are incorporated by reference in the Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in item 14(a) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



PRICE WATERHOUSE LLP



South Bend, Indiana
January 27, 1997


                                          CTS CORPORATION
                          SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                     (In thousands of dollars)

                                                  Additions
                               Balance at   Charged to   Charged to
                              Beginning of   Costs and      Other                     Balance at
     Classification              Period      Expenses      Accounts    Deductions(1)  End of Period
Year ended December 31, 1996:

  Allowance for
   doubtful receivables             $774          $239       $ 0           $391              $622


Year ended December 31, 1995:

  Allowance for
   doubtful receivables             $869          $  1       $ 0           $ 96              $774

Year ended December 31, 1994:

  Allowance for
   doubtful receivables             $709          $277       $ 0           $117              $869



(1) Uncollectible accounts written off.


                                EXHIBIT 21

                     CTS CORPORATION AND SUBSIDIARIES

CTS Corporation (Registrant), an Indiana corporation

Subsidiaries

CTS Corporation (Delaware), a Delaware corporation

   CTS of Panama, Inc., a Republic of Panama corporation

        CTS Components Taiwan, Ltd.,(1) a Taiwan, Republic of
        China corporation

             CTS Singapore Pte., Ltd., a Republic of Singapore corporation

        CTS Electro de Matamoros, S.A.,(1) a Republic of Mexico corporation

   CTS Export Corporation, a Virgin Islands corporation

   CTS Japan, Inc., a Japan corporation

   CTS of Canada, Ltd., a Province of Ontario (Canada) corporation

   CTS Manufacturing (Thailand) Ltd.,(1) a Thailand corporation

   CTS Electronics Hong Kong Ltd.,(1) a Hong Kong corporation

   CTS Corporation U.K. Ltd., a United Kingdom corporation

   CTS Printex, Inc., a California corporation

   CTS Micro Peripherals, Inc., a California corporation

   Micro Peripherals Singapore (Private) Limited, a Republic of
   Singapore corporation



Corporations whose names are indented are subsidiaries of the preceding non-indented corporations. Except as indicated, each of the above subsidiaries is 100% owned by its parent company. Operations of all subsidiaries and divisions are consolidated in the financial statements filed.




  (1) Less than 1% of the outstanding shares of stock is owned of record by nominee shareholders pursuant to national laws regarding resident or nominee ownership.

                                                               EXHIBIT 23

                   CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-27749 and No. 333-5730) of CTS Corporation of our report dated January 27, 1997, appearing on page 24 of the CTS Corporation 1996 Annual Report which is incorporated in the Annual Report on Form 10-K. We also consent to the incorporation by reference of our report on the Financial Statement Schedule, which appears on page S-2 of this Form 10-K.





PRICE WATERHOUSE LLP



South Bend, Indiana
March 20, 1997

SHAREHOLDER INFORMATION
(In thousands of dollars except per share data)
                 Quarterly Results of Operations
                           (Unaudited)

                           Net       Gross    Operating         Net
                         Sales    Earnings     Earnings    Earnings

1996
1st quarter          $  80,186     $19,799     $  6,587    $  4,414
2nd quarter             83,820      21,874        8,218       5,340
3rd quarter             76,457      20,726        7,847       5,060
4th quarter             80,834      25,097       10,768       6,356

                      $321,297     $87,496      $33,420     $21,170

1995
1st quarter          $  75,978     $17,273     $  4,877    $  3,256
2nd quarter             76,413      19,148        7,023       4,642
3rd quarter             73,890      18,345        6,416       4,218
4th quarter             73,876      20,038        9,172       5,048

                      $300,157     $74,804      $27,488     $17,164

                          Per Share Data
                           (Unaudited)

                                              Dividends         Net
                        High(a)      Low(a)    Declared    Earnings

1996
1st quarter             $38.63       $36.00        $.15        $.83
2nd quarter              47.00        37.38         .18        1.03
3rd quarter              47.00        40.50         .18         .96
4th quarter              43.00        38.13         .18        1.21

                                                   $.69       $4.03

1995
1st quarter             $32.00        $27.38       $.15      $  .63
2nd quarter              33.50         29.25        .15         .89
3rd quarter              34.50         29.94        .15         .81
4th quarter              37.75         29.63        .15         .97

                                                   $.60       $3.30


(a) The market price range of CTS Corporation common stock on the New York Stock Exchange for each of the quarters during the last two years.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                                          Year Ended

                                      December 31    December 31    December 31
                                             1996           1995           1994
Net sales                                $321,297       $300,157       $268,707
Costs and expenses:
  Cost of goods sold                      233,801        225,353        205,640
  Selling, general and administrative
    expenses                               43,333         39,312         36,175
  Research and development expenses        10,743          8,004          6,208

     Operating earnings                    33,420         27,488         20,684

Other (expenses) income:
  Interest expense                         (1,449)        (1,790)          (714)
  Interest income                           1,881          1,421            657
  Other                                      (250)           565            860

     Total other income (expenses)            182            196            803

     Earnings before income taxes          33,602         27,684         21,487
Income taxes--Note F                       12,432         10,520          7,520

     Net earnings                        $ 21,170       $ 17,164     $   13,967

     Net earnings per share                 $4.03         $3.30          $2.70


The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of dollars)

                                                                      Cumulative  Deferred
                                                  Common   Retained   Translation Compen-   Treasury
                                                   Stock   Earnings   Adjustment  sation    Stock       Total

  Balances at December 31, 1993                  $34,222   $100,868    $(1,049)    $(92)    $(14,746)   $119,203
Net earnings                                                 13,967                                       13,967
Cash dividends of $.45 per share                             (2,329)                                      (2,329)
Nonemployee Directors' stock retirement plan          (4)                             3           12          11
Cumulative translation adjustment                                          695                               695
Issued 15,500 shares on restricted stock and
  cash bonus plan                                     51                          (358)         307
Issued 8,650 shares on exercise of stock options     (72)                                        248         176
Stock compensation                                     1                                          12          13
Deferred compensation recognized                                                    119                      119

  Balances at December 31, 1994                   34,198    112,506       (354)    (328)     (14,167)    131,855
Net earnings                                                 17,164                                       17,164
Cash dividends of $.60 per share                             (3,124)                                      (3,124)
Nonemployee Directors' stock retirement plan                                         15                       15
Cumulative translation adjustment                                         (291)                             (291)
Issued 18,500 shares on restricted stock and
   cash bonus plan                                    76                          (632)         556
Issued 17,325 shares on exercise of stock options   (163)                                        522         359
Acquired 200 shares traded on options--net             7                                          (7)
Stock compensation                                     3                                          93          96
Deferred compensation recognized                      17                            162                      179

  Balances at December 31, 1995                   34,138    126,546       (645)    (783)     (13,003)    146,253
Net earnings                                                 21,170                                       21,170
Cash dividends of $.69 per share                             (3,604)                                      (3,604)
Nonemployee Directors' stock retirement plan                                         17                       17
Cumulative translation adjustment                                        2,018                             2,018
Issued 1,500 shares on restricted stock and
   cash bonus plan                                    23                             (70)         47
Issued 6,300 shares on exercise of stock options     (51)                                        197         146
Acquired 73 shares traded on options--net              3                                          (3)
Stock compensation                                    27                                         100         127
Deferred compensation recognized                                                    236                      236
Acquired 3,200 shares for treasury stock                                                        (131)       (131)

  Balances at December 31, 1996                  $34,140   $144,112     $1,373    $(600)    $(12,793)   $166,232

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS                          December 31 December 31
(In thousands of dollars)                                   1996        1995

ASSETS
Current Assets
  Cash and equivalents                                  $ 44,957    $ 37,271
  Accounts receivable, less allowances
    (1996--$622; 1995--$774)                              43,984      41,737
  Inventories
    Finished goods                                         8,504       7,445
    Work-in-process                                       17,138      14,789
    Raw materials                                         13,119      16,651

     Total inventories                                    38,761      38,885
  Other current assets                                     3,787       2,544
  Deferred income taxes--Note F                            6,712       5,676

     Total current assets                                138,201     126,113
Property, Plant and Equipment
  Buildings and land                                      42,800      42,547
  Machinery and equipment                                146,589     139,594

     Total property, plant and equipment                 189,389     182,141
  Less accumulated depreciation                          133,286     131,445

     Net property, plant and equipment                    56,103      50,696
Other Assets
  Goodwill, less accumulated amortization
     (1996--$8,361; 1995--$7,687)                          4,039       4,603
  Prepaid pension expense--Note E                         50,152      44,739
  Other                                                      877         976

     Total other assets                                   55,068      50,318

Total Assets                                            $249,372    $227,127

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable--Note B                                             $  6,685
  Current maturities of long-term obligations--Note C   $  2,427       2,211
  Accounts payable                                        17,146      15,605
  Accrued salaries,  wages and vacation                    6,836       6,695
  Accrued taxes other than income                          2,070       1,740
  Income taxes payable                                     5,946       3,991
  Other accrued liabilities--Note H                       16,966      14,035

     Total current liabilities                            51,391      50,962
Long-term Obligations--Note C                             11,220      13,714
Deferred Income Taxes--Note F                             16,146      11,909
Postretirement Benefits--Note E                            4,383       4,289
Contingencies--Note H
Shareholders' Equity
  Common stock-authorized 8,000,000 shares without
    par value; issued 5,807,031 shares                    33,540      33,355
  Retained earnings                                      144,112     126,546
  Cumulative translation adjustment                        1,373        (645)

                                                         179,025     159,256
     Less cost of common stock held in treasury
       (1996-- 582,075 shares; 1995--589,702 shares)      12,793      13,003

     Total shareholders' equity                          166,232     146,253

Total Liabilities and Shareholders' Equity              $249,372    $227,127

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                                 Year Ended
                                            December 31         December 31      December 31
                                                   1996                1995              1994
Cash flows from operating activities:
   Net earnings                                 $21,170             $17,164       $13,967
   Adjustments to reconcile net earnings
   to net cash provided by operating activities:
      Depreciation and amortization              12,491              11,683        11,236
      Deferred income taxes                       3,201               3,239         2,519
      Other                                        (160)                (52)         (421)
      Changes in assets and liabilities:
         Accounts receivable                     (2,247)             (6,708)       (4,402)
         Inventories                                124               2,571        (3,297)
         Prepaid pension asset                   (5,413)             (5,331)       (6,563)
         Accounts payable and accrued
           liabilities                            4,943               4,280           (38)
         Income taxes payable                     1,955               1,703           882
         Other                                     (961)             (1,688)       (1,328)

         Total adjustments                       13,933               9,697        (1,412)

            Net cash provided by operating
               activities                        35,103              26,861        12,555
Cash flows from investing activities:
   Proceeds from sale of property, plant
      and equipment                                 822                 236           411
   Capital expenditures                         (17,210)            (11,181)      (10,000)
   Payment for purchase of business acquisitions                                   (5,501)

            Net cash used in investing
               activities                       (16,388)            (10,945)      (15,090)
Cash flows from financing activities:
   Proceeds from issuance of long-term obligations                                 15,000
   Payments of long-term obligations             (2,208)               (286)       (4,479)
   Decrease in notes payable                     (6,685)               (751)       (6,050)
   Proceeds from stock options exercised            146                 359           176
   Dividends paid                                (3,446)             (3,118)       (2,067)
   Purchases of treasury stock                     (131)

            Net cash (used in) provided by
               financing activities             (12,324)             (3,796)        2,580
Effect of exchange rate changes on cash           1,295                 229         1,343

Net increase in cash                              7,686              12,349         1,388
Cash and equivalents at beginning of year        37,271              24,922        23,534

Cash and equivalents at end of year             $44,957             $37,271       $24,922

Supplemental cash flow information
   Cash paid during the year for:
      Interest                                   $1,467            $  1,791       $   658
      Income taxes - net                          7,276               5,590         4,009

The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years, and machinery and equipment from 3 to 8 years.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimum required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." The underlying differences relate primarily to depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate at period end, with resulting translation adjust-ments made directly to the "Cumulative translation adjustment" component of shareholders' equity. Statements of earnings accounts are translated at the average rates during the period.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 1996, and 1995 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

The Company occasionally uses forward exchange currency contracts to minimize the impact of foreign currency fluctuations on the Company's costs and expenses. At December 31, 1996, the Company's forward foreign exchange currency contracts were not material. These contracts are accounted for as hedges and have minimal credit risk because the counterparties are well-established financial institutions.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, computer equipment, communications equipment and instruments and controls industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Stock-Based Compensation: FASB Statement No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based compensation at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretation. See Note D for the required pro forma net income and earnings per share disclosures required by FASB Statement No. 123.

Earnings Per Share: Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Short-term Borrowings

The Company has no outstanding short-term borrowings at December 31, 1996. At December 31, 1995, short-term borrowings consisted of demand notes payable to various banks, with an average interest rate of 6.6%. The Company has unsecured lines of credit arrangements which totaled $15,855,000 at December 31, 1996. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings over the year, including borrowings denominated in non-U.S. currencies, during 1996, 1995 and 1994 were $2,308,000, $6,781,000 and $11,776,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 6.1% in 1996, 6.5% in 1995 and 5.5% in 1994.

The maximum amount of short-term borrowings at the end of any month during 1996, 1995 and 1994 was $8,055,000, $8,440,000 and
$12,977,000, respectively. The short-term borrowings outstanding at December 31, 1994, were $7,436,000.


NOTE C - Long-term Obligations

Long-term obligations were comprised of the following:

                                                          (In thousands)
                                                        1996         1995

Long-term debt:
 Term loan at 8.4%, due in annual
    installments through 1999.                       $13,000      $15,000
  Other                                                  647          608

                                                      13,647       15,608
  Less current maturities                              2,427        2,211

     Total long-term debt                             11,220       13,397
Other                                                                 317

 Total long-term obligations                         $11,220      $13,714


The Company has a $13,000,000 term loan with four banks, of which $2,000,000 expires in 1997, $2,000,000 expires in 1998 and
$9,000,000 expires in 1999.

The Company has unsecured revolving credit agreements totaling $45,000,000 with four banks, which expire in 2001. Interest rates on these borrowings fluctuate based upon market rates. The Company pays a commitment fee that varies based on performance under certain financial covenants applicable to the revolving credit agreements. Currently, that fee is .15 percent per annum. The credit agreements and term loan require, among other things, that the Company maintain certain tangible net worth, interest coverage requirements and a specified total liabilities to tangible net worth ratio.

Annual maturities of long-term obligations during the three years subsequent to 1997 are as follows: 1998--$2,220,000; 1999--$9,000,000;
2000--$0.


NOTE D - Stock Plans

At December 31, 1996, the Company has four stock-based compensation plans, which are described below. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans while compensation expense has been recognized for its compensatory plans. Had compensation cost for the Company's two fixed stock-based compensation plans been determined based on the fair value based method, as defined in FASB Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                (In thousands, except per share amounts)
                                                      1996          1995
Net earnings                 As reported           $21,170       $17,164
                             Pro forma             $20,936       $17,141

Net earnings per share       As reported             $4.03         $3.30
                             Pro forma               $3.99         $3.30

The effects of applying FASB Statement No. 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995, some of which would have had income statement effects in 1995 and 1996 due to the five-year vesting period associated with the fixed stock option awards.

The Company's two fixed stock option plans, approved by the shareholders, provide for grants of incentive stock options or nonqualified stock options to officers and key employees. Under the 1986 Stock Option Plan which expired in 1995, the Company could grant options to its officers and key employees for up to 300,000 shares of common stock. Of the 300,000 shares, approximately 100,000 shares were granted. Under the 1996 Stock Option Plan, the Company may grant options to its officers and key employees for up to 200,000 shares of common stock.

Under the 1996 Stock Option Plan, options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995: dividend yield of 1.63%; expected volatility of 19.93%, risk-free interest rate of 5.62%; and expected life of 4.3 years. There were no grants in 1996.

A summary of the status of the Company's two fixed stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates, is presented below:

                                  1996                  1995                  1994
                                    Weighted              Weighted              Weighted
                                    -Average              -Average              -Average
                           Shares   Exercise      Shares  Exercise      Shares  Exercise
                            (000)      Price      (000)      Price      (000)      Price

Outstanding at begin-
  ning of year            152,925     $31.82       86,000   $23.15      44,650    $20.13
Granted                                            94,050    36.89      57,000     24.75
Exercised                  (6,300)     23.56      (17,325)   21.05      (8,650)    20.44
Expired or canceled        (9,100)     33.47       (9,800)   23.39      (7,000)    20.30

Outstanding at end
  of year                 137,525     $32.09      152,925   $31.82      86,000    $23.15


Options exercisable
  at year-end              51,425                  19,225               22,150

Weighted-average fair
  value of options
  granted during the
  year                                                     $ 8.26


The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                    Options Outstanding                  Options Exercisable
                              Weighted-
                                Average   Weighted-                  Weighted-
Range of           Number     Remaining     Average         Number     Average
Exercise      Outstanding   Contractual    Exercise    Exercisable    Exercise
  Prices      at 12/31/96   Life (Years)      Price    at 12/31/96       Price

$19.125--
 24.750            53,475          2.37      $24.07         29,925      $23.81

$31.250--
 37.375            84,050          3.94      $37.19         21,500      $37.18


Under the 1986 Stock Option Plan, options to purchase a total of 55,975 shares were outstanding as of December 31, 1996. At
December 31, 1996, 30,625 of these shares were exercisable.

During 1996, the shareholders of the Company approved the 1996 Stock Option Plan, under which a maximum of 200,000 shares of common stock were reserved for issuance to certain officers and key employees. Under the 1996 Stock Option Plan, options to purchase a total of 81,550 shares were outstanding as of December 31, 1996. At December 31, 1996, 20,800 of these shares were exercisable.

The Company has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan, during 1996, 1,500 shares were awarded leaving 343,900 shares available for award or sale at December 31, 1996. Under the Plan, in 1995 and 1994, 18,500 and 15,500 shares were awarded, respectively. In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Shareholders' Equity, the Company accrued $408,000, $306,000, and $212,000 for additional compensation payable under the provisions of the Plan in 1996, 1995 and 1994, respectively.

The Company has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to Nonemployee Directors to be deferred and paid in Company stock. Under this plan, the amount of the actual dollar compensation was $17,100, $15,100 and $11,100 in 1996, 1995 and 1994, respectively.


NOTE E - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 46% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

Net pension income for the Plans in 1996, 1995 and 1994 includes the following components:

                                                     (In thousands)
                                             1996         1995        1994

Service cost--benefits earned
  during the year                         $ 2,787      $ 2,216     $ 2,374
Interest cost on projected
  benefit obligation                        5,430        5,330       4,769
Actual (return) loss on plan
  assets                                  (20,982)     (23,252)      2,565
Net amortization and deferral               7,352       10,375     (16,271)

Net pension income                        $(5,413)     $(5,331)    $(6,563)


The following table details the funded status of the Plans at December 31, 1996, and December 31, 1995:

                                                          (In thousands)
                                                          1996      1995

Actuarial present value of benefit obligations:
   Vested benefits                                    $ 68,570   $ 66,736
   Nonvested benefits                                    2,598      2,960

   Accumulated benefit obligation                     $ 71,168   $ 69,696

Plan assets at fair value                             $151,841   $134,595
Projected benefit obligation                            78,046     77,138

Plan assets in excess of the projected
 benefit obligation                                     73,795     57,457
Unrecognized prior year service cost                       397        154
Unrecognized net (gain) loss                           (15,146)    (1,935)
Unrecognized net asset                                  (8,894)   (10,937)

Prepaid pension expense                                $50,152   $ 44,739


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                                1996        1995       1994

Discount rates (funded status)                  7.75%       7.25%      8.25%
Rates of increase in compensation levels
 (salaried plan only)                           5%-7%       5%-7%      5%-7%
Expected long-term rate of return on assets     9.75%       9.00%      9.00%


Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. Effective with the December 31, 1996, measurement date, the discount rate was increased to 7.75% to reflect current market conditions. This change had no impact on 1996 pension income, but will increase 1997 pension income by $562,000. Effective with the December 31, 1995, measurement date, the discount rate was reduced to 7.25% to reflect market conditions. This change had no impact on 1995 pension income, but reduced 1996 pension income by $310,000. Effective with the December 31, 1994, measurement date, the discount rate, expected long-term rate of return on assets and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes, the December 31, 1994, projected benefit obligation decreased by $2.4 million. These changes had no effect on 1994 pension income, but reduced 1995 pension income by $1.2 million.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including approximately $8.5 million in CTS common stock. The balance is invested in corporate bonds, U.S. government backed mortgage securities and bonds, asset backed securities, a private equity fund, non-U.S. corporate bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions during 1996, 1995 or 1994. Benefits paid by all Plans during 1996, 1995 and 1994 were $4,240,000, $4,085,000 and
$4,175,000, respectively.

Pension coverage for employees of certain non-U.S. subsidiaries
is provided through separate plans.   Contributions of $167,000,
$237,000 and $172,000 were made to the non-U.S. Plans in 1996, 1995 and 1994, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,382,000 in 1996, $2,294,000 in 1995 and $2,506,000 in 1994.

Postretirement life insurance plans

In addition to providing pension benefits, the Company provides certain life insurance programs for retired employees.
Substantially all of the Company's domestic employees are eligible for life insurance benefits.

Summary information on the Company's plans as of December 31,
1996, and December 31, 1995, is as follows:
                                                          (In thousands)
                                                          1996       1995

Accumulated postretirement benefit obligation:
  Active employees                                     $(1,298)   $(1,282)
  Retirees and dependents                               (2,698)    (2,912)
                                                        (3,996)    (4,194)
Unrecognized net gain                                     (574)      (345)
Postretirement benefit obligation                      $(4,570)   $(4,539)


The components of net periodic postretirement benefit expense for 1996, 1995 and 1994 are as follows:
                                                  (In thousands)
                                            1996       1995       1994
Service cost--benefits earned
  during the year                           $ 34    $    28       $ 43
Interest cost on accumulated
  benefit obligation                         295        330        511
Net amortization and deferral                        (1,008)
Net expense (income)                        $329    $  (650)      $554

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's life insurance plans. For measurement purposes, a 7.75%, 7.25% and 8.25% annual discount rate was used to determine the remaining life obligation for 1996, 1995 and 1994, respectively.

The Company funds life insurance benefits through term life insurance policies. The Company plans to continue funding premiums on a pay-as-you-go basis.


NOTE F - Income Taxes

The components of earnings before income taxes are as follows:

                                                    (In thousands)
                                          1996           1995           1994

Domestic                               $16,381        $17,563        $15,391
Non-U.S.                                17,221         10,121          6,096

   Total                               $33,602        $27,684        $21,487



The provision for income taxes consists of the following:

                                                    (In thousands)
                                          1996           1995           1994

Current:
   Federal                              $3,105         $1,935         $1,998
   State                                 1,012            963            604
   Non-U.S.                              5,114          4,383          2,367

      Total current                      9,231          7,281          4,969

Deferred:
   Federal                               2,761          2,534          1,268
   State                                   313            578            400
   Non-U.S.                                127            127            883

      Total deferred                     3,201          3,239          2,551

      Total provision for income taxes $12,432        $10,520         $7,520


Significant components of the Company's deferred tax liabilities and assets at December 31, 1996, and 1995, are:
                                                          (In thousands)
                                                        1996         1995

Depreciation                                          $ 1,460     $ 1,063
Pensions                                               17,683      15,767
Other                                                   3,185       2,282

Gross deferred tax liabilities                         22,328      19,112

Postemployment benefits                                 1,622       1,611
Inventory reserves                                      2,721       2,613
Loss carryforwards                                      5,778       5,847
Credit carryforwards                                    4,355       5,537
Nondeductible accruals                                  4,365       3,200
Other                                                     818         710

Gross deferred tax assets                              19,659      19,518

Net deferred tax (liabilities) assets                  (2,669)        406
Deferred tax asset valuation allowance                 (6,765)     (6,639)

   Total                                              $(9,434)    $(6,233)


During 1996, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions, and decreased by the utilization of net operating losses and scheduled tax credits in other jurisdictions. The net increase in the valuation allowance was $126,000.

A reconciliation from the statutory federal income tax to the Company's effective income tax follows:

                                                               (In thousands)
                                                   1996              1995           1994

Taxes at the U.S. statutory rate                $11,761           $ 9,689         $7,306
State income taxes, net of federal
   income tax benefit                               861             1,002            663
Non-U.S. income taxed at rates
   different than the U.S. statutory rate          (728)            1,159          1,639
Utilization of net operating loss
   carryforwards and benefit of scheduled
   tax credits                                     (279)           (2,024)        (2,544)
Foreign distributions, net of foreign
   tax credits                                      297               372
Other                                               520               322            456

      Provision for income taxes                $12,432           $10,520         $7,520


Undistributed earnings of certain non-U.S. subsidiaries amount to $52,892,000 at December 31, 1996. These earnings are intended to be permanently invested and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $4,795,000 of withholding tax would be imposed, which would be substantially offset by foreign tax credits.

The Company has U.S. tax basis business tax credits and foreign tax credits of approximately $1,624,000 at December 31, 1996.
The U.S. business credit carryforwards expire between the years
2001 and 2010. In addition, the Company has various non-U.S. tax basis net operating losses and business credit carryforwards of $20,937,000 and $70,000, respectively. The non-U.S. net operating losses have an unlimited carryforward period. The non-U.S. credit carryforwards expire in 1997. In addition, the Company has alternative minimum tax credit carryforwards of approximately $2,661,000, which have no expiration dates.


NOTE G - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of automotive control devices, fiber-optic transceivers, flex cable assemblies, frequency control devices, hybrid microcircuits, industrial electronics, insulated metal circuits, interconnect products, loudspeakers, resistor networks, switches and variable resistors.

Sales to a major automotive manufacturer were $49,100,000 in 1996, $54,900,000 in 1995 and $49,400,000 in 1994.

The non-U.S. operations or facilities are located in Canada, Hong Kong, Japan, Mexico, Singapore, Taiwan, Thailand and the United Kingdom. Net sales to unaffiliated customers from the United Kingdom equaled 24%, 17% and 16% of the consolidated total for 1996, 1995 and 1994, respectively. Net sales to unaffiliated customers from Other non-U.S. operations in the aggregate equaled 16%, 19% and 18% of the consolidated total for each of the years 1996, 1995 and 1994, respectively.

Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating earnings are total net sales less operating expenses. In computing operating earnings, none of the following items have been added or deducted: general corporate expenses, interest income, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally cash and equivalents and the prepaid pension asset.

Summarized financial information concerning the geographic areas of operation for 1996, 1995 and 1994 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.


Geographic Area                                        (In thousands)
                                                 1996       1995      1994

Net Sales
  United States:
    Sales to unaffiliated customers           $193,474   $194,016   $178,032
    Transfers to non-U.S. area                   8,181      5,439      4,179

                                               201,655    199,455    182,211
  United Kingdom:
    Sales to unaffiliated customers             76,204     49,571     42,779
    Transfers to other areas                       730        732        514

                                                76,934     50,303     43,293
  Other non-U.S.:
    Sales to unaffiliated customers             51,619     56,570     47,896
    Transfers to other areas                     7,400      6,092      7,692

                                                59,019     62,662     55,588
  Eliminations                                 (16,311)   (12,263)   (12,385)

      Total net sales                         $321,297   $300,157   $268,707

Operating Earnings
  United States                                $23,226   $ 22,204   $ 18,109
  United Kingdom                                10,192      6,483      4,569
  Other non-U.S.                                 9,141      6,345      3,708

                                                42,559     35,032     26,386
  Eliminations                                     (72)       140          1

                                                42,487     35,172     26,387
  General corporate expenses                     9,067      7,684      5,703

  Operating earnings                            33,420     27,488     20,684
  Other income--net                                182        196        803

    Earnings before income taxes               $33,602   $ 27,684   $ 21,487

Assets Apportioned by Area
  United States                                $88,189   $ 87,862   $ 86,605
  United Kingdom                                36,037     24,718     23,419
  Other non-U.S.                                47,689     49,848     43,272

                                               171,915    162,428    153,296
  Eliminations                                  (4,672)    (3,783)    (3,305)

                                               167,243    158,645    149,991
  Corporate assets                              82,129     68,482     56,835

      Total assets                            $249,372   $227,127   $206,826


NOTE H - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party
(PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. Accrued environmental costs as of December 31, 1996, totaled $4.8 million, compared with $4.5 million at December 31, 1995. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.


NOTE I - Related Party Transactions

Dynamics Corporation of America (DCA) owned 2,303,100 shares (44.1%) of the Company's outstanding common stock at December 31, 1996. Of these shares, 1,020,000 were not granted voting authority by CTS shareholders in 1987. In addition to stock ownership, as of December 31, 1996, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.

                REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1996, and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/S/PRICE WATERHOUSE LLP

South Bend, Indiana
January 27, 1997

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

              AND RESULTS OF OPERATIONS (1994 - 1996)


Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.
                                                     (In thousands)
                                       December 31   December 31   December 31
                                              1996          1995          1994

Net cash provided by (used in):
    Operating activities                  $ 35,103      $ 26,861      $ 12,555
    Investing activities                   (16,388)      (10,945)      (15,090)
    Financing activities                   (12,324)       (3,796)        2,580

Cash and equivalents                      $ 44,957      $ 37,271      $ 24,922
Accounts receivable, net                    43,984        41,737        35,029
Inventories, net                            38,761        38,885        41,456
Current assets                             138,201       126,113       110,667
Notes payable                                              6,685         7,436
Accounts payable                            17,146        15,605        12,768
Accrued liabilities                         31,818        26,461        24,284
Current liabilities                         51,391        50,962        44,792
Working capital                             86,810        75,151        65,875
Current ratio                                 2.69          2.47          2.47
Interest-bearing debt                     $ 13,428      $ 22,267      $ 23,318
Net tangible worth                         162,193       141,650       126,634
Ratio of interest-bearing debt
  to net tangible worth                        .08           .16           .18


During 1996, $35.1 million of positive cash flow was generated from operating activities. This amount, which exceeded 1995 by 31%, or $8.2 million, was primarily a result of the higher level of earnings and improved management of working capital, particularly accounts receivable.

The 1995 cash flow from operating activities of $26.9 million improved by $14.3 million from 1994, primarily as a result of higher net earnings and reduction in inventories, partially offset by an increase in accounts receivable.

During 1994, cash flow of $12.6 million was positive from operating activities, primarily as a result of the significant improvement in operating earnings when compared to 1993. However, offsetting the favorable impact of the higher earnings was the higher working capital requirements to support the increased sales levels, which reduced operating cash flow by $5.0 million from 1993.

Cash expenditures for investing activities totaled $16.4 million in 1996, exceeding the prior year's amount by $5.4 million, or 50%. The major change in financing activities was cash payments of $8.9 million for short and long-term debt. As of year-end, the Company had no short-term debt.

Spending of cash for investing activities in 1995 was $10.9 million and comparable to 1994 after the impact of the 1994 expenditures for the light emitting diode (LED)-based fiber-optic data link
(ODL ) product line of $3.4 million. In terms of financing activities, the impact of the notes payable reduction during 1995 was $5.3 million from the increased cash flow.

Investing requirements increased during 1994, primarily due to the $13.4 million of capital expenditures, including $3.4 million for
the acquisition of ODL fixed assets.   Additionally, financing
activities increased during 1994 and were generated by the higher sales levels and the acquisition of the ODL product line for which $2.1 million of additional expenditures were made for inventory.

A significant noncash component and a decreasing component of operating earnings during the 1994 to 1996 period was pension income of $5.4 million, $5.3 million and $6.6 million in 1996, 1995 and 1994, respectively. The 1996 pension income amount was approximately the same as 1995, but decreased from 1994 as a result of actuarial changes. As a result of the Company's overfunded pension position, no overall cash contributions are anticipated to be required in the immediate future to meet the Company's pension obligations.

The major investment activity during the last three years has been capital expenditures, which totaled $17.2 million in 1996, $11.2 million in 1995 and $13.4 million in 1994. The major capital expenditures in 1996 were for new products and product line enhancements. Also during 1996, as in 1995, capacity increases were required in our automotive and European interconnect product lines. The Company expects to increase its capital expenditures in 1997 over 1996 levels. These capital expenditures will be primarily for new products and cost reduction programs, as well as selected manufacturing equipment capacity expansion.

The most recent major long-term financing activity outside the CTS revolving credit agreements occurred during 1994, when the Company negotiated a five-year, $15.0 million long-term loan which expires in 1999. As of December 31, 1996, $13.0 million remains outstanding on this loan.

Dividends paid were $3.4 million in 1996, $3.1 million in 1995 and $2.1 million in 1994. During 1996, as a result of continuing improved earnings performance and positive cash flow, the Company increased its quarterly dividend to $.18 per share, effective with the August payment. In December 1994, the Board of Directors, principally as a result of the Company's improving performance and cash position, increased the quarterly dividend to $.15 per share, effective with the February 1995 payment.

At the end of each of the last three years, cash of various non-U.S. subsidiaries was invested in U.S.-denominated cash equivalents. Such cash is generally available to the parent
Company and the Company's intention is not to repatriate non-U.S.
earnings. If all non-U.S. earnings were repatriated, approximately $4.8 million of withholding taxes would accrue, but would be substantially offset by foreign tax credits.

In 1996, CTS renegotiated its long-term revolving credit agreement and at the end of 1996, CTS had $45.0 million of borrowing capacity available under long-term revolving credit agreements with four banks. These revolving agreements, which expire in 2001, are the Company's primary credit vehicles and, together with cash from operations, should adequately fund the Company's anticipated cash needs.

Results of Operations

The following table highlights significant information with regard to the Company's twelve months results of operations during the past three fiscal years.
                                                 (In thousands)
                                      December 31  December 31  December 31
                                             1996         1995         1994

Net sales                                $321,297     $300,157     $268,707
Gross earnings                             87,496       74,804       63,067
Gross earnings as a percent
  of sales                                  27.2%        24.9%        23.5%
Selling, general and
  administrative expenses                $ 43,333     $ 39,312     $ 36,175
Selling, general and
  administrative expenses
  as a percent of sales                     13.5%        13.1%        13.5%
Research and development
  expenses                               $ 10,743     $  8,004     $  6,208
Research and development
  expenses as a percent of
  sales                                      3.3%         2.7%         2.3%
Operating earnings                       $ 33,420     $ 27,488     $ 20,684
Operating earnings as a
  percent of sales                          10.4%         9.1%         7.7%
Interest (income) expense, net            $  (432)    $    369      $    57
Earnings before income taxes               33,602       27,684       21,487
Income taxes                               12,432       10,520        7,520
Income tax rate                             37.0%        38.0%        35.0%


Net sales for 1996 increased by $21.1 million, or 7.0% over 1995, principally due to the increased demand in the domestic and European automotive, computer equipment and communications equipment markets.

The 1995 net sales increased $31.5 million, or 11.7% over 1994, primarily due to broad increases in demand for electronic component products into our automotive, computer equipment and communications equipment markets.

From 1993 to 1994, total sales increased by 13.4%, primarily as a result of substantial increases in our automotive and European interconnect product lines.

During the three-year period 1994-1996, the percentage of overall
sales to the automotive market decreased from 38% to 34%.   During
this same period, our sales into the computer equipment market increased from 19% to 24%, as a percent of total sales. Sales into other markets have generally remained constant.

The Company's 15 largest customers represented 62% of net sales in 1996, 61% in 1995 and 62% in 1994. One customer, a major manufacturer of automobiles, comprised 15% of net sales in 1996 as compared to 18% in 1995 and 1994.

Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

In 1996, 1995 and 1994, improvements in gross earnings were realized over each of the preceding years in absolute terms and as a percent of sales, principally due to higher sales volume, production efficiencies and higher absorption of fixed manufacturing overhead expenses.

Selling, general and administrative expenses as a percent of sales have remained constant over the last three years, ranging from 13.1% to 13.5%. In 1996, as in previous years, the Company continued to control these expenses while increasing sales. Also during 1994, the Company successfully resolved approximately $1 million of outstanding legal and customer claims, the provision for most of which had been established in 1993.

During 1996, research and development expenses increased by $2.7 million, or 34% over 1995, as the Company continued investment efforts in new product development and product improvements, particularly in automotive, frequency control and hybrid microcircuit products. Research and development expenses increased by $1.8 million, or 29%, in 1995 over 1994, with much of the additional effort devoted to the "hall effect" non-contacting sensor development for our automotive products, as well as other new product development programs in the automotive and the resistor network product areas.

The net of interest expense and interest income is reflective of the levels of debt during the 1994-1996 period. The lower amount of expense in 1994 relates to the timing of the $15.0 million loan secured in late 1994, while the 1996 income amount is a result of lower levels of short-term debt compared to 1995.

During 1996 and 1995, the primary reasons for the substantial operating earnings improvement include the higher overall sales and related productivity in our automotive, resistor network and interconnect products, and the reduction of losses from our frequency control products. These improvements substantially offset losses from our defense and aerospace products, caused primarily by the declining market conditions. In 1994, the level of operating earnings was a result of the higher automotive and interconnect product sales, and improved performance within our resistor network and electromechanical products, which more than offset losses from our frequency control and hybrid microcircuit products during that year.

The 1996 effective tax rate of 37% approximated the 1995 tax rate of 38%. The Company has net operating loss carryforwards of approximately $21 million in certain non-U.S. subsidiaries, and has established a 100% valuation reserve on these amounts based upon historical pretax losses.

With respect to the recently issued FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and FASB Statement No. 123,
"Accounting for Stock-Based Compensation," the Company has realized no impact on financial position or results of operations upon adoption in 1996.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note H - Contingencies.




                                FIVE-YEAR SUMMARY
                 (In thousands of dollars except per share data)

                                        % of            % of            % of            % of            % of
                                  1996 Sales      1995 Sales      1994 Sales      1993 Sales      1992 Sales
Summary of Operations
Net sales                     $321,297 100.0  $300,157 100.0  $268,707 100.0  $236,979 100.0  $227,391 100.0
Cost of goods sold             233,801  72.8   225,353  75.1   205,640  76.5   183,927  77.6   180,198  79.2
   Selling, general and admin-
     istrative expenses         43,333  13.5    39,312  13.1    36,175  13.5    36,323  15.3    37,855  16.6
   Research and development
     expenses                   10,743   3.3     8,004   2.7     6,208   2.3     5,708   2.4     6,092   2.7
   (Gain) on sale of property
     and other related provisions                                                                 (852) (0.3)
     Operating earnings         33,420  10.4    27,488   9.1    20,684   7.7    11,021   4.7     4,098   1.8
Other income (expenses)--net       182   0.1       196   0.1       803   0.3      (761) (0.4)     (277) (0.1)
     Earnings before income taxes
       and cumulative effect of
       changes in accounting
       principles               33,602  10.5    27,684   9.2    21,487   8.0    10,260   4.3     3,821   1.7
Income taxes                    12,432   3.9    10,520   3.5     7,520   2.8     3,690   1.6     1,920   0.9
     Net earnings--before
       accounting changes       21,170   6.6    17,164   5.7    13,967   5.2     6,570   2.7     1,901   0.8
Cumulative effect on prior
  years of accounting
  changes (a)                                                                   (4,614) (1.9)
     Net earnings               21,170   6.6    17,164   5.7    13,967   5.2     1,956   0.8     1,901   0.8
Retained earnings--beginning
  of year                      126,546         112,506         100,868         100,973         102,482
Dividends declared              (3,604)         (3,124)         (2,329)         (2,061)         (3,410)
Retained earnings--end of
  year                        $144,112        $126,546        $112,506        $100,868        $100,973
Average common and common
  equivalent shares
  outstanding                5,259,284       5,200,818       5,170,406       5,152,556       5,141,936
Net earnings per share:
   Before accounting changes     $4.03           $3.30           $2.70           $1.27           $0.37
   Cumulative effect on prior
     years of accounting
     changes (a)                                                                 (0.89)
     Net earnings                $4.03           $3.30           $2.70           $0.38           $0.37
Cash dividends per share         $0.69           $0.60           $0.45           $0.40         $0.6625
Capital expenditures            17,210          11,181          13,401          11,696           8,831
Depreciation and amortization   12,491          11,683          11,236          12,143          11,665
Financial Position at Year-End
Current assets                $138,201        $126,113        $110,667         $97,266         $87,376
Current liabilities             51,391          50,962          44,792          49,888          37,262
Current ratio                 2.7 to 1        2.5 to 1        2.5 to 1        1.9 to 1        2.3 to 1
Working capital                $86,810         $75,151         $65,875         $47,378         $50,114
Inventories                     38,761          38,885          41,456          36,059          37,222
Property, plant and equipment--
  net                           56,103          50,696          50,777          47,842          48,529
Total assets                   249,372         227,127         206,826         185,064         170,773
Short-term notes payable                         6,685           7,436          12,822           5,827
Long-term obligations           11,220          13,714          15,595           4,995          10,826
Shareholders' equity           166,232         146,253         131,855         119,203         119,372
Common shares outstanding    5,224,956       5,217,329       5,178,604       5,153,424       5,150,824
Equity (book value) per share   $31.82          $28.03          $25.46          $23.13          $23.18
Other Data
Stock price range (dollars
  per share to the
  nearest 1/8)           $47.00-$36.00   $37.75-$27.38   $31.00-$19.50   $22.38-$17.00   $24.50-$17.13
Average number of employees      3,815           4,007           4,056           3,975           4,335
Number of shareholders at
  year-end                         986           1,062           1,136           1,198           1,278


(a)  The Company adopted FASB 106, "Employers' Accounting for Postretirement Benefits Other Than
     Pensions" and FASB 109, "Accounting for Income Taxes," as of January 1, 1993.
